Exhibit 12.1

MOMENTIVE SPECIALTY CHEMICALS INC.

Statement regarding Computation of Ratios

(Amounts in millions of dollars)

	Year ended December 31,					Pro Forma Year ended December 31,
	2011	2010	2009	2008	2007	2011
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	$103	$244	$137	$(1,171)	$(25)	$90

Fixed Charges
Interest expensed and capitalized	263	277	227	303	310	275
Interest element of lease costs (1)	12	12	12	10	9	12

Total fixed charges	275	289	239	313	319	287
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	378	533	376	(858)	294	377
Ratio of earnings to fixed charges (2)	1.37	1.84	1.57	N/A	N/A	1.31

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.
(2)	Our earnings were insufficient to cover fixed charges by $1,171 and $25 for the years ended December 31, 2008 and 2007, respectively.